UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

Common Stock, $0.03 par value

774678403

December 31, 2007

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  774678403

1.  Names of Reporting Persons.

	I.R.S. Identification Nos. of above persons.

	Donald W. Hodges

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3. SEC Use Only

4. Citizenship or Place of Organization

        United States

5. Sole Voting Power:  -0-

6. Shared Voting Power:  550,830

7. Sole Dispositive Power:  -0-

8. Shared Dispositive Power:  1,004,606

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,004,606

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  15.75%

12. Type of Reporting Person:  HC


CUSIP No. 774678403

1. Names of Reporting Persons.

	I.R.S. Identification Nos. of above persons.

	First Dallas Holdings, Inc. -- 75-2278916

2. Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  -0-

6. Shared Voting Power:  550,830

7. Sole Dispositive Power:  -0-

8. Shared Dispositive Power:  1,004,606

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,004,606

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  15.75%

12. Type of Reporting Person (See Instructions):  HC

CUSIP No. 774678403

1. Names of Reporting Persons.

	I.R.S. Identification Nos. of above persons.

	First Dallas Securities, Inc. -- 75-2278917

2. Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  -0-

6. Shared Voting Power:  -0-

7. Sole Dispositive Power:  -0-

8. Shared Dispositive Power:  195,730

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  195,730

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  3.0%

12. Type of Reporting Person (See Instructions):  BD/IA

CUSIP No.  774678403

1. Names of Reporting Persons.

	I.R.S. Identification Nos. of above persons.

	Hodges Capital Management, Inc. -- 75-2278918

2. Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  -0-

6. Shared Voting Power:  550,830

7. Sole Dispositive Power:  -0-

8. Shared Dispositive Power:  808,877

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 808,877

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  12.6%

12. Type of Reporting Person (See Instructions):  IA

CUSIP No.  774678403

1.Names of Reporting Persons.

	I.R.S. Identification Nos. of above persons.

	Hodges Fund -- 06-1347023

2. Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  -0-

6. Shared Voting Power:  550,830

7. Sole Dispositive Power:  -0-

8. Shared Dispositive Power:  550,830

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  550,830

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  8.6%

12. Type of Reporting Person (See Instructions):  IC

Item 1.

(a) Name of Issuer:
		Rocky Mountain Chocolate Factory, Inc.

(b) Address of Issuer's Principal Executive Offices:

25 Turner Drive

Durango, CO 81303

Item 2.

(a) Name of Person Filing:

Donald W. Hodges
First Dallas Holdings, Inc.
First Dallas Securities, Inc.

Hodges Capital Management, Inc.

Hodges Fund

(b) Address of Principal Business Office or, if none, Residence:

2905 Maple Ave.

Dallas, Texas 75201

(b) Citizenship:

Donald W. Hodges is a citizen of the United States.

First Dallas Holdings, Inc. is a Texas corporation.

First Dallas Securities, Inc. is a Texas corporation.

Hodges Capital Management is a Texas corporation.

Hodges Fund is a Massachusetts business trust.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

774678403

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    Insurance company as defined in section 3(a)(19) of the Act
			(15 U.S.C. 78c).

(d)    Investment company registered under section 8 of the Investment
			Company Act of 1940 (15 U.S.C. 80a-8).

(e)    An investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E).

(f)    An employee benefit plan or endowment fund in accordance with
			S 240.13d-1(b)(1)(ii)(F).

(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).

(h)    A savings associations as defined in Section 3(b) of the Federal
			Deposit Insurance Act (12 U.S.C. 1813).

(i)    A church plan that is excluded from the definition of an investment
			company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)    Group, in accordance with S 240. 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Donald W. Hodges				1,004,606

First Dallas Holdings, Inc.			1,004,606

First Dallas Securities, Inc.			5,730

Hodges Capital Management, Inc.			808,877

Hodges Fund					550,830



(b) Percent of class:
Donald W. Hodges				15.75%

Dallas Holdings, Inc.				15.75%

First Dallas Securities, Inc.			3.0%

Hodges Capital Management, Inc.			12.6%

Hodges Fund					8.6%


The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 6,376,023 shares outstanding on November 30, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Donald W. Hodges				-0-

First Dallas Holdings, Inc			-0-

First Dallas Securities, Inc.			-0-

Hodges Capital Management, Inc.			-0-

Hodges Fund					-0-

(ii) Shared power to vote or to direct the vote:

Donald W. Hodges				550,830

First Dallas Holdings, Inc. 			550,830

First Dallas Securities, Inc. 			-0-

Hodges Capital Management, Inc. 		-0-

Hodges Fund 					550,830

(iii) Sole power to dispose or to direct the disposition of:

Donald W. Hodges 				-0-

First Dallas Holdings, Inc.			-0-

First Dallas Securities, Inc.			-0-

Hodges Capital Management, Inc. 		-0-

Hodges Fund 					-0-

(iv) Shared power to dispose or to direct the disposition of:
Donald W. Hodges 				1,004,606

First Dallas Holdings, Inc. 			1,004,606

First Dallas Securities, Inc. 			195,730

Hodges Capital Management, Inc. 		808,877

Hodges Fund 					550,830

Instruction. For computations regarding securities which represent a right to acquire an underlying security see S240.13d-3(d)(1).

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Other individuals have the right to receive the dividends from, and the proceeds from the sale of, all reported securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Donald W. Hodges ("Control Person") is the sole owner of First Dallas Holdings, Inc., the parent holding company of First Dallas Securities, Inc., Hodges Capital Management, Inc. and Hodges Fund. All entities and their Item 3 classification are attached hereto as Exhibit A.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2007

Name: Donald W. Hodges

Title:    Chairman

Exhibit A

List of Subsidiaries

1       First Dallas Securities, Inc. is a broker or dealer registered under
		section 15 of the Act (15 U.S.C. 78o) and an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).

2       Hodges Capital Management, Inc. is an investment adviser in accordance
		with S240.13d-1(b)(1)(ii)(E).

3       Hodges Fund is an investment company registered under section 8 of
		the Investment Company Act of 1940 (15 U.S.C. 80a-8).